Filed by: International Paper Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Smurfit Kappa Group Plc

Subject Company Commission File No.: 333-178633

Date: May 16, 2018

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

THIS ANNOUNCEMENT IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.5 OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES 2013 (“IRISH TAKEOVER RULES”) AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE.

FOR IMMEDIATE RELEASE

May 16, 2018

International Paper Company

International Paper Supports Irish Takeover Panel Timeline

Today, the Irish Takeover Panel announced that International Paper Company (NYSE: IP) has until 7:00 am on June 6, 2018 to announce whether it will or will not make a binding offer for Smurfit Kappa Group plc (“Smurfit Kappa”) under Rule 2.5 of the Irish Takeover Rules. IP supports the Panel’s decision and favors a prompt resolution.

International Paper believes its current proposal represents a compelling strategic and financial rationale for a combination with Smurfit Kappa. From the outset, IP has stressed the importance of proceeding on an agreed basis. To that end, IP confirms that it will not proceed with a binding offer unless it is recommended by Smurfit Kappa’s Board of Directors.

Furthermore, International Paper confirms that it would seek a secondary listing on the London Stock Exchange to enable Smurfit Kappa shareholders to share in the potential value created by a transaction. IP would also provide Smurfit Kappa shareholders with a “mix and match” facility, which would allow Smurfit Kappa shareholders to elect, subject to other shareholders making countervailing elections, to receive a greater or lesser proportion of cash or International Paper shares.

International Paper believes both companies should meet to discuss the synergy potential of the combined company and gain a better understanding of each company’s current outlook, in order to explore a path forward to a recommended transaction.

About International Paper

International Paper (NYSE: IP) is a leading global producer of renewable fiber-based packaging, pulp and paper products with manufacturing operations in North America, Latin America, Europe, North Africa, India and Russia. We produce corrugated packaging products that protect and promote goods, and enable worldwide commerce; pulp for diapers, tissue and other personal hygiene products that promote health and wellness and papers that facilitate education and communication. We are headquartered in Memphis, Tenn., and employ approximately 52,000 colleagues located in more than 24 countries. Net sales for 2017 were $22 billion. For more information about International Paper, our products and global citizenship efforts, please visit internationalpaper.com.

Inquiries:
International Paper
Media
Tom Ryan	+1 901 419 4333
Investor Relations
Guillermo Gutierrez	+1 901 419 1731
Michele Vargas	+1 901 419 7287
Deutsche Bank (Financial Adviser and Corporate Broker to International Paper)	+44 20 7545 8000
Richard Sheppard
Chris Raff
Charles Wilkinson (Corporate Broking)
Sard Verbinnen & Co (PR Adviser to International Paper)
David Reno	+1 212 687 8080
Jon Aarons	+44 20 3178 8914
Powerscourt (PR Adviser to International Paper)
Rory Godson	+44 20 7324 0491

Reservations

The terms of the current proposal remain subject to the reservations announced on March 26, 2018 as set out below.

International Paper reserves the right to:

•	Introduce other forms of consideration and/or, subject to the consent of the Irish Takeover Panel, to vary the composition of the consideration referred to above;
•	Implement the transaction through or together with a subsidiary of International Paper or a company which will become a subsidiary of International Paper;
•	Announce an offer (including a cash offer and/or a share offer) for Smurfit Kappa on less favorable terms than those set out in the revised proposal announced March 26, 2018:
o	With the agreement or recommendation of the Smurfit Kappa Board;
o	If a third party announces an offer or firm intention to make an offer for Smurfit Kappa on less favorable terms; or
o	Following the announcement by Smurfit Kappa of a whitewash transaction pursuant to the Irish Takeover Rules on less favorable terms; and/or

•

In the event that any dividend or other distribution is announced, declared, made or paid by Smurfit Kappa, reduce the cash and/or share component of its offer by the gross amount of such dividend or other distribution.

This announcement does not amount to a firm intention to make an offer for Smurfit Kappa under Rule 2.5 of the Irish Takeover Rules and, accordingly, there can be no certainty that any offer will be forthcoming. The current proposal was made on an indicative and non-binding basis.

Rule 2.10 disclosure

In accordance with Rule 2.10 of the Irish Takeover Rules, International Paper announces that, as of the close of business on 15 May, 2018, it had 414,113,434 shares of common stock of par value $1.00 each in issue (“Common Stock”). The International Securities Identification Number for the Common Stock is US4601461035.

International Paper confirms that, as of the close of business on 15 May, 2018, it had 6,172,644 contingent awards of common stock outstanding through its Performance Share Plan which, upon vesting, would entitle holders to receive up to a maximum of 6,172,644 units of Common Stock, assuming satisfaction of the applicable performance criteria at maximum performance. International Paper further confirms that, as of the close of business on 15 May, 2018, it had 167,180 awards of common stock outstanding through its Restricted Stock Award program which, upon vesting, entitle holders to receive up to a maximum of 167,180 units of Common Stock.

The Directors of International Paper accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in (as defined in the Irish Takeover Rules) 1% or more of any class of relevant securities of Smurfit Kappa or International Paper may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules. Such disclosures should be publicly disclosed by no later than 3.30pm (Irish/UK time) in respect of the relevant securities of Smurfit Kappa and 3.30pm (New York time) in respect of the relevant securities of International Paper on the business day following the date of the relevant transaction. The requirement will continue until the offer period ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an interest in relevant securities of either Smurfit Kappa or International Paper, they will be deemed to be a single person for the purposes of Rule 8.3 of the Irish Takeover Rules. Under Rule 8.1 of the Irish Takeover Rules, all dealings in relevant securities of Smurfit Kappa by International Paper, or relevant securities of International Paper by Smurfit Kappa, or by any party acting in concert with either of them must also be disclosed by no later than 12 noon (Irish/UK time) in respect of the relevant securities of Smurfit Kappa and 12 noon (New York time) in respect of the relevant securities of International Paper on the business day following the date of the relevant transaction. Interests in securities arise, in summary, when a person has a long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an interest by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms used in this paragraph should be read in light of the meanings given to those terms in the Irish Takeover Rules. If you are in any doubt as to whether or not you are required to disclose dealings under Rule 8, please consult with the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel by telephone on +353 1 678 9020.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside Ireland may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority (“FCA”). Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the FCA, are available on request or from www.db.com/en/content/eu_disclosures.htm. Deutsche Bank Securities Inc (“DBSI”) is acting as financial adviser and Deutsche Bank AG, acting through its London Branch (together with DBSI, “Deutsche Bank”), is acting as financial adviser and corporate broker to International Paper and no other person in connection with this announcement or any of its contents. Deutsche Bank will not be responsible to any person other than International Paper for providing any of the protections afforded to clients of Deutsche Bank, nor for providing any advice in relation to the acquisition or any other matter referred to herein. Neither Deutsche Bank nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP and Arthur Cox are acting for International Paper as legal counsel in relation to the possible offer referred to in this announcement.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that profits or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Smurfit Kappa or International Paper as appropriate. No statement in this communication constitutes an asset valuation.

Certain statements in this announcement may be considered forward-looking statements. Words such as “expects”, “anticipates”, “estimates”, “believes” and similar expressions identify forward-looking statements. The forward-looking statements include, but are not limited to, information regarding the ability of International Paper to complete the transaction, the timing of an offer by International Paper, the nature of International Paper’s offer including whether or not a secondary listing will be made and potential synergies and benefits for the combined company. These statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ include but are not limited to: (i) the level of indebtedness and changes in interest rates; (ii) industry conditions, including but not limited to changes in the cost or availability of raw materials, energy and transportation costs, competition faced, cyclicality and changes in consumer preferences, demand and pricing for International Paper products; (iii) global economic conditions and political changes, including but not limited to the impairment of financial institutions, changes in currency exchange rates, credit ratings issued by recognised credit rating organisations, the amount of future pension funding obligation, changes in tax laws and pension and health care costs; (iv) unanticipated expenditures related to the cost of compliance with existing and new environmental and other governmental regulations and to actual or potential litigation; (v) whether International Paper experiences a material disruption at one of its manufacturing facilities; (vi) risks inherent in conducting business through joint ventures; (vii) ability to achieve the benefits expected from strategic acquisitions, divestitures and restructurings; (viii) the outcome of consultations with employees required by applicable law; (ix) the willingness of the Smurfit Kappa Board to recommend a transaction with International Paper, and (x) other factors that can be found in International Paper’s press releases and U.S. Securities and Exchange Commission (the “SEC”) filings. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in International Paper’s SEC filings. International Paper undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

In connection with a potential acquisition by International Paper of Smurfit Kappa that is carried out by way of a scheme of arrangement (“Scheme”), the new International Paper shares to be issued to Smurfit Kappa shareholders under the terms of the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933 or under the securities laws of any state, district or other jurisdiction of the United States. It is expected that the new International Paper shares would be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. Nothing in this announcement should be construed as meaning that the potential acquisition will be carried out by a scheme of arrangement, or at all.

In the event that a Scheme does not qualify (or International Paper otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the U.S. Securities Act of 1933, International Paper would expect to register the offer and sale of the securities it would issue to Smurfit Kappa’s shareholders by filing with the SEC a registration statement on Form S-4 (the “Registration Statement”), which would contain any necessary prospectus, as well as other relevant materials (the “Tender Offer Documents”). No such materials have yet been filed. This communication is not a substitute for any Registration Statement or prospectus that International Paper may file with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT INTERNATIONAL PAPER OR SMURFIT KAPPA HAS FILED OR MAY

FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED ACQUISITION.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. International Paper does not accept any responsibility for any violation by any person of any such restrictions. The Tender Offer Documents and other documents referred to above, if filed or furnished by International Paper with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to International Paper, 6400 Poplar Ave Memphis, TN 38197, United States.

Publication on a website

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this announcement will be published on the International Paper website (http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.